FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of June, 2006

(Indicate by check mark whether the registrant files or will file annual reports under cover of

                          Form 20-F or Form 40-F.)
                         Form 20-F [X] Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                                Yes ____ No [X]

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC

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This Form 6-K consists of:

The press release on completed trial run of Unit 4 of Yueyang Power Plant Phase II of Huaneng Power International Inc. (the "Registrant"), made by the Registrant in English on June 1, 2006.



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                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.


                          HUANENG POWER INTERNATIONAL, INC.


                          By  /s/ Huang Long
                              --------------
                          Name:    Huang Long

                          Title:   Director

Date:    June 5, 2006

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              [HUANENG POWER INTERNATIONAL, INC. GRAPHIC OMITTED]


To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
                     Unit 4 of Yueyang Power Plant Phase II
                              Completed Trial Run

(Beijing, China, June 1, 2006) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] announces that the 300MW coal-fired generating unit (Unit 4) of Huaneng Yueyang Power Plant Phase II of Huaneng Hunan Yueyang Power Generation Co., Ltd., in which the Company owned 55% interests, completed the 168 hours full-load trial run on 30 May, 2006. To date, the Company's total generation capacity on an equity basis has increased from 23,822MW to 23,987MW.

Huaneng Power International, Inc. develops, constructs, operates and manages power plants in China nationwide, with a total generation capacity of 23,987MW on an equity basis. The Company wholly owns sixteen operating power plants, and has controlling interests in twelve operating power companies and minority interests in four operating power companies. Today, it is the largest listed power producer in China.

                                    ~ End ~

For enquiries, please contact:

Ms. Meng Jing / Ms. Zhao Lin              Ms. Christy Lai / Ms. Sally Wong
Huaneng Power International, Inc.         Rikes Communications Limited
Tel: (8610) 6649 1856 / 1866              Tel: (852) 2520 2201
Fax: (8610) 6649 1860                     Fax:(852) 2520 2241
Email:  ir@hpi.com.cn